UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 23, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 Pricing of offering of BlackRock stock dated 23 May, 2012

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)
Date: May 23rd, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: May 23rd, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

22 May 2012

BARCLAYS PLC

Barclays announces pricing of offering of BlackRock stock

Further to the announcement on 21 May 2012, Barclays Bank PLC ('Barclays') announces that it has agreed to sell 26,211,335 shares of common stock of BlackRock, Inc. ('BlackRock') in an underwritten public offering at a price of US$160.00 per share. In addition, as previously announced, BlackRock will repurchase 6,377,552 shares from Barclays at US$156.80 per share, for an aggregate purchase amount of $1.0 billion.

In connection with the offering, the underwriters have been granted an option to purchase up to 2,621,134 additional BlackRock shares at the price payable by the underwriters in the offering, exercisable within the next 30 days. If the underwriters fully exercise their option to purchase additional shares, the offering and repurchase will together result in the disposal of Barclays entire holding in BlackRock shares.

Barclays received shares in BlackRock in December 2009 as part of the consideration for the disposal of Barclays Global Investors to BlackRock. Barclays currently holds BlackRock common stock and Series B convertible participating preferred stock (which will convert into common stock automatically upon sale), together representing a 19.6% economic ownership interest.

In September 2011, Barclays investment in BlackRock was written down to a fair value of £3.4 billion. The subsequent increase in value of the stake has been taken to equity. For regulatory capital purposes the increase is not recognised in Barclays core tier 1 capital. On disposal, Barclays expects to receive net proceeds of $5.5 billion (£3.5 billion) (assuming full exercise of the underwriters' option) leading to a gain on sale of £0.2 billion being recognised in the income statement.

Proceeds from the sale will be retained in the business. Excluding the gain on sale, the impact of the disposal on Barclays earnings per share is not expected to be material. The sale is expected to cause an uplift to Barclays core tier 1 ratio of 5bps.

Chris Lucas, Barclays Group Finance Director, said: "After careful consideration, we have decided that now is an appropriate time to release capital from this investment and reinvest it in our core businesses. This demonstrates our focus on both proactive capital management and managing for maximum risk-adjusted shareholder returns."

Barclays, Morgan Stanley and BofA Merrill Lynch are acting as bookrunners in the offering. Closing of the offering is subject to customary conditions. Closing of the repurchase is conditional upon completion of the offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the shares referred to in this press release in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

The offering referred to above may be made only by means of a prospectus supplement and accompanying prospectus, copies of which may be obtained from: Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717; Barclaysprospectus@broadridge.com (phone: +1 888 603 5847), Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department (phone: +1 866 718 1649; e-mail: prospectus@morganstanley.com) or BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attention: Prospectus Department, or by email at dg.prospectus_requests@baml.com

-Ends-

For further information, please contact:

Barclays PLC
Investor Relations	Media Relations
Charlie Rozes	Giles Croot / Michael O'Looney
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132 / +1 212 412 5876

About Barclays

Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking, and wealth and investment management.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

About BlackRock

BlackRock is a leader in investment management, risk management and advisory services for institutional and retail clients worldwide.  At March 31, 2012, BlackRock's AUM was $3.684 trillion.  BlackRock offers products that span the risk spectrum to meet clients' needs, including active, enhanced and index strategies across markets and asset classes. Products are offered in a variety of structures including separate accounts, mutual funds, iShares® (exchange-traded funds), and other pooled investment vehicles. BlackRock also offers risk management, advisory and enterprise investment system services to a broad base of institutional investors through BlackRock Solutions®.  Headquartered in New York City, as of March 31, 2012, the firm has approximately 9,900 employees in 27 countries and a major presence in key global markets, including North and South America, Europe, Asia, Australia, and the Middle East and Africa.